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                              March 15, 2023

       David B. Kaplan
       Chief Executive Officer and Co-Chairman
       Ares Acquisition Corp II
       c/o Ares Management LLC
       245 Park Avenue, 44th Floor
       New York, NY 10167

                                                        Re: Ares Acquisition
Corp II
                                                            Amendment No. 2 to
Draft Registration Statement on Form S-1
                                                            Submitted February
22, 2023
                                                            CIK 0001853138

       Dear David B. Kaplan:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 2 to Draft Registration Statement on Form S-1 Submitted February 22, 2023

       Prospectus Cover Page, page 1

   1. We note the disclosure that "the funds held in the trust account will not be released from the trust account until
the earliest to occur of: (i) the completion of our initial business combination or earlier
at our option ...." Please clarify the instances when the funds may be released from the
trust account "earlier at your option" in the above statement and how those instances differ
from those set forth in parts ii and iii of your disclosure.
 David B. Kaplan
FirstName  LastNameDavid
Ares Acquisition Corp II B. Kaplan
Comapany
March      NameAres Acquisition Corp II
       15, 2023
March2 15, 2023 Page 2
Page
FirstName LastName
Our Sponsor and Ares, page 3

2. We note that your officers and director are affiliated with another special purpose acquisition company, Ares Acquisition Corp., which you disclose executed a definitive merger agreement in December 2022 for its initial business combination. To ensure potential investors in Ares Acquisition Corp. II have adequate information to assess the management's track record in identifying and evaluating prospective target businesses, please expand to briefly describe the material terms of the transaction.
The Offering, page 14

3. We note the disclosure on page 14 and elsewhere in the prospectus that each public stockholder may redeem their shares irrespective of whether they vote for or against the business combination. Please also disclose whether public stockholders are able to redeem their shares if they abstain from voting.
Risk Factors, page 41

4. Please include a risk factor that describes the potential material effect on your shareholders of the stock buyback excise tax enacted as part of the Inflation Reduction
         Act in August 2022. If applicable, include in your disclosure that the excise tax could reduce the trust account funds available to pay redemptions or that are available to the combined company following a de-SPAC. Describe the risks of the excise tax applying to redemptions in connection with:
             liquidations that are not implemented to fall within the meaning
of    complete
         liquidation    in Section 331 of the Internal Revenue Code,
             extensions, depending on the timing of the extension relative to when the SPAC completes a de-SPAC or liquidates, and
             de-SPACs, depending on the structure of the de-SPAC transaction.

         Also describe, if applicable, the risk that if existing SPAC investors elect to redeem their shares such that their redemptions would subject the SPAC to the stock buyback excise tax, the remaining shareholders that did not elect to redeem may economically bear the impact of the excise tax.
5. Please revise the risk factor beginning on page 62 relating to possible CFIUS review.
         Please clearly disclose, if true, that your sponsor is, is controlled by, or has substantial ties with a non-U.S. person.
Notes to Financial Statements
3. Proposed Public Offering
Warrants, page F-12

6. We note your disclosure that the public warrants and private warrants, if issued, should be classified as equity. Please provide us with your analysis under ASC 815-40 to support your anticipated accounting treatment for the private warrants. Specifically, please address
 David B. Kaplan
Ares Acquisition Corp II
March 15, 2023
Page 3
      whether there are any terms or provisions in the warrant agreement that provide for potential changes to the settlement amounts that are dependent upon the characteristics of the holder of the warrant, and if so, how you analyzed those provisions in accordance with the guidance in ASC 815-40. Your response should address, but not be limited to, your disclosure that "the Private Placement Warrants will be exercisable on a cashless basis and be non-redeemable so long as they are held by the initial purchasers or their permitted transferees. If the Private Placement Warrants are held by someone other than the initial purchasers or their permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the
      Public Warrants."
       You may contact Peter McPhun at 202-551-3581 or Jennifer Monick at 202-551-3295 if
you have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) E. Alper at 202-551-3329 or Pam Howell at 202-551-3357 with any other questions.



                                                           Sincerely,
FirstName LastNameDavid B. Kaplan
                                                           Division of
Corporation Finance
Comapany NameAres Acquisition Corp II
                                                           Office of Real
Estate & Construction
March 15, 2023 Page 3
cc:       Tamar Donikyan
FirstName LastName